UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T300

 (CUSIP Number)

William Cohen

53 East 34th Street

Pine Brook, NJ 07514

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Costar Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
600,000
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
600,000
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 811065101

1	NAME OF REPORTING PERSON William Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
710,363
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
710,363
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,363
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 811065101

EXPLANATORY NOTE

Costar Partners II, LLC (“Costar”) and William Cohen previously filed joint statements of beneficial ownership, and an amendment thereto, on Schedule 13G with the Securities and Exchange Commission with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”) beneficially owned by Costar and Mr. Cohen on March 22, 2012 and September 9, 2013. Mr. Cohen is the Manager and controlling member of Costar. Mr. Cohen was elected to the Company’s board of directors on July 15, 2014. As a result, Mr. Cohen is no longer eligible to file beneficial ownership reports on Schedule 13G pursuant to Rule 13d-1(c) and is now filing this report regarding the Common Stock on Schedule 13D.

Item 1.               Security and Issuer

This Schedule 13D relates to the Common Stock.

The address of the Company’s principal executive office is 32000 Aurora Road, Suite B, Solon, Ohio 44139. The Company’s telephone number at this address is (440) 715-1300.

Item 2.      Identity and Background.

(a)	This Schedule 13D is filed by Costar Partners II, LLC and William Cohen.

(b)	The business address of Costar and Mr. Cohen is 53 East 34th Street, Pine Brook, NJ 07514.

(c)	Mr. Cohen is the Manager and controlling member of Costar, which is an investment vehicle for investing in the Common Stock.

(d)-(e)

During the past five years, neither Costar nor Mr. Cohen (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cohen is a citizen of the United States, and Costar is incorporated in New Jersey.

Item 3.          Source and Amount of Funds and Other Consideration.

The shares beneficially owned by Costar, and deemed beneficially owned by Mr. Cohen, were acquired in connection with the Company’s private placement of securities on February 27, 2012, and consist of 400,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock.

In addition to the shares of Common Stock Mr. Cohen is deemed to beneficially own as a result of his control of Costar, Mr. Cohen also beneficially owns 109,529 shares of Common Stock, which includes 834 options which will vest within 60 days of September 30, 2014. In conjunction with his election as a director of the Company on July 15, 2014, Mr. Cohen was granted options to purchase 5,000 shares of Common Stock, which vest monthly over a period of 12 months. The remainder of Mr. Cohen’s Common Stock was acquired upon the conversion of 5% convertible subordinated promissory notes from the Company, effective March 31, 2014.

CUSIP No. 811065101

Item 4.          Purpose of Transaction.

The shares of Common Stock beneficially owned by Mr. Cohen and Costar were acquired for investment purposes.

Mr. Cohen and Costar have no present plans or proposals which relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Cohen and Costar reserve the right to formulate plans and/or make proposals, and to take actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)

As of the date hereof, Mr. Cohen beneficially owns 710,363 shares and Costar beneficially owns 600,000 shares of Common Stock, which represent 7.6% and 6.3%, respectively, of the outstanding shares of Common Stock based on information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 13, 2014 (which reported that there were 9,376,818 shares outstanding as of August 12, 2014). Mr. Cohen is the Manager and controlling member of Costar and thus is deemed to have beneficial ownership of Costar’s shares of Common Stock.

(b)	Each of Mr. Cohen and Costar has sole voting and dispositive power over the shares of Common Stock reported as beneficially by it or her in response to Item 5(a) above.

(c)

Except as provided above in Item 3, no transactions with respect to the Common Shares have been effected by Mr. Cohen or, to the knowledge of Mr. Cohen, by any of his affiliates, during the 60 days prior to the date of this Schedule 13D.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Inapplicable.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 811065101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2014
/s/ William Cohen
Name: William Cohen
COSTAR PARTNERS II, LLC By: /s/ William Cohen Name: William Cohen Title: Manager